SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number: 0-19599

World Acceptance Corporation

Retirement Savings Plan

108 Frederick Street

Greenville, South Carolina 29607

(Full title of the plan and the address of the plan)

World Acceptance Corporation

108 Frederick Street

Greenville, South Carolina 29607

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

(a)	The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2003 and 2002
Statements of Changes in Net Assets Available for Benefits, Year Ended December 31, 2003
Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets (Held at End of Year), December 31, 2003

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit 23

Consent of Independent Registered Public Accounting Firm

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Financial Statements and Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

World Acceptance Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 4, 2004

Greenville, South Carolina

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value	$10,117,220	6,757,524
Contributions receivable:
Employer	19,332	17,819
Participant	44,796	41,596

	64,128	59,415

Total assets	10,181,348	6,816,939

Liabilities:
Refund payable for excess contributions	84,804	44,013

Net assets available for benefits	$10,096,544	6,772,926

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$2,194,647	(842,196)
Interest and dividends	81,187	73,895

Total investment income (loss)	2,275,834	(768,301)

Contributions:
Employer	430,681	446,078
Employee	1,149,721	1,052,433
Rollovers	19,055	3,454

Total contributions	1,599,457	1,501,965

Total additions	3,875,291	733,664

Deductions from net assets attributed to:
Benefits paid to participants	551,673	557,741

Net increase in net assets	3,323,618	175,923

Net assets available for benefits at beginning of year	6,772,926	6,597,003

Net assets available for benefits at end of year	$10,096,544	6,772,926

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of Plan

The following description of the World Acceptance Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, which was formed in February 1993, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the Plan Sponsor or Employer), who meet certain eligibility requirements, may elect to become participants in the Plan.

(b)	Administrative Costs

Substantially all administrative costs of the Plan are paid by the Plan Sponsor.

(c)	Contributions

The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring up to 25% effective January 1, 2002 (15% prior to January 1, 2002) of annual compensation up to specified maximum amounts. The Plan Sponsor matches specified percentages of employee contributions, as determined by the Employer’s board of directors. In applying the matching percentage, only employee contributions up to a maximum of 6% of compensation are eligible. The Plan Sponsor may also contribute a discretionary nonelective Employer contribution as determined annually by the board of directors.

Effective January 1, 2002, the Plan adopted changes related to the Economic Growth and Tax Relief Reconciliation Act of 2001, which allows certain participants a $1,000 catch-up contribution in 2002 and $2,000 in 2003.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(e)	Vesting

Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Years of service	Percent of nonforfeitable interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

(f)	Payment of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

(g)	Forfeitures

The Plan allocates participant forfeitures of Employer matching contributions as a reduction of the matching contributions otherwise made for the plan year following the plan year in which the forfeiture occurs. Forfeitures of discretionary Employer contributions are treated as if the forfeitures were additional Plan Sponsor nonelective contributions for the plan year in which the forfeitures occur. $32,801 and $16,627 of forfeitures were used as a reduction of employer contributions in 2003 and 2002, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investments

The assets are stated at fair value. Fair value is determined through the use of quoted market values for the underlying investments. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(c)	Contribution Refund

Refunds payable to participants at December 31, 2003 and 2002 were $84,804 and $44,013, respectively. These refunds were due to excess contributions, which were refunded to participants in 2004 for the year ended December 31, 2003 and in 2003 for the year ended December 31, 2002.

(d)	Payment of Benefits

Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	Investment Risk

The Plan provides for investments that are exposed to risk, such as interest rate, credit, and market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that changes could materially affect the amounts reported in the financial statements.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 1993, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan document.

(5)	Investments and Net Appreciation (Depreciation) in Fair Value of Investments

A participant may direct employee contributions in 1% increments in a variety of investment options.

Participants may make changes in their investment elections at any time. Participants may change their deferral percentage no more than twice annually.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The following table presents the fair values of investments, with those comprising more than 5% of total assets separately, at December 31:

	2003	2002
AIM International Equity Fund	$758,063	509,254
Alliance Premier Growth Fund	1,002,127	704,490
Franklin Balance Sheet Investment Fund	722,302	576,254
Franklin Short-Interim U.S. Government Fund	854,917	785,856
American Investment Company of America	872,849	494,263
Oppenheimer Capital Appreciation Fund	762,277	491,840
American Bond Fund of America	570,534	421,351
PaineWebber Stable Value GIC	1,773,486	1,165,261
PIMCO Mid Cap Growth Fund	675,494	360,484
USB Tactical Allocation Fund	651,142	434,956
World Acceptance Corp. Common Stock	1,446,057	793,816
All Other Investments	27,972	19,699

Total Investments, at Fair Value	10,117,220	6,757,524

During the year ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by 2,275,834 and (768,301), respectively, as follows:

	2003	2002
Interest and Dividends	$81,187	73,895
Mutual Funds	1,138,799	(875,324)
World Acceptance Corporation Common Stock	1,055,848	33,128

	2,275,834	(768,301)

(6)	Related Party Transactions

Several of the Plan’s investments are issued by PaineWebber Trust Company (trustee prior to June 1, 2002), or Riggs Bank (trustee effective June 1, 2002); therefore, these transactions qualify as party-in-interest transactions. Investments in World Acceptance Corporation common stock also qualify as party-in-interest transactions.

Schedule 1

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a) Party in- interest	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Money Market Funds:
*	Riggs Bank, N.A.	Prime Money Market Fund	**	$1,282
	Federated Automated Cash Management Trust	Prime Money Market Fund	**	26,690

	Mutual Funds:
	AIM	AIM International Equity Fund	**	758,063
	Alliance	Alliance Premier Growth Fund	**	1,002,127
	American	American Bond Fund of America	**	570,534
	American	American Investment Co. of America	**	872,849
	Franklin	Franklin Balance Sheet Investment Fund	**	722,302
	Franklin	Franklin Short-Interim U.S. Government Fund	**	854,917
	Oppenheimer	Oppenheimer Capital Appreciation Fund	**	762,277
*	PaineWebber Trust Company	Paine Webber Stable Value GIC	**	1,773,486
*	PIMCO	PIMCO Mid Cap Growth Fund	**	675,494
*	USB	USB Tactical Allocation Fund	**	651,142

	Common Stock:
*	World Acceptance Corporation	Common stock, no par value	**	1,446,057

				$10,117,220

*	Indicates party-in-interest to the Plan.
**	Cost information has not been included in column (d) because all investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on it’s behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

	By:	World Acceptance Corporation Retirement
Savings Plan Advisory Committee

Date: June 25, 2004	By:	/s/ D.R. Jones
D.R. Jones, Committee Member

	By:	/s/ A. Alexander McLean III
A. Alexander McLean, III, Committee Member

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of KPMG LLP